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                               November 16, 2021

       Michael Karnjanaprakorn
       Chief Executive Officer
       Otis Collection LLC
       335 Madison Ave, 16th Floor
       New York, NY 10017

                                                        Re: Otis Collection LLC
                                                            Post-Qualification
Amendment No. 5 to Form 1-A
                                                            Response dated
October 28, 2021
                                                            File No. 024-11521

       Dear Mr. Karnjanaprakorn:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 5 to Form 1-A

       Description of Business
       Liquidity Platform, page 85

   1. Please revise your disclosure to describe (1) whether investors holding your securities can freely trade the
securities on any trading venue other than the PPEX ATS, (2) whether your investors are
limited to using the Liquidity Platform tool to enter orders into the
                                                        PPEX ATS or into any
other trading venue, such as another ATS, and (3) whether your investors are required
to use the introducing broker that is referred to in the disclosures to trade the securities in
any way.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Michael Karnjanaprakorn
Otis Collection LLC
November 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameMichael Karnjanaprakorn                 Sincerely,
Comapany NameOtis Collection LLC
                                                          Division of
Corporation Finance
November 16, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName